                                                                      Exhibit 12
                                                                      ----------
                                   Conectiv
                                   --------

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)




                                         Twelve Months             Twelve Months Ended December 31,
                                             Ended          ----------------------------------------------
                                       September 30, 1999     1998        1997         1996        1995
                                       -------------------  ---------  -----------  ----------  ----------

Income before extraordinary item            $124,460        $153,201     $101,218    $107,251    $107,546
                                       -------------------  ---------  -----------  ----------  ----------

Income taxes                                 101,554         105,817       72,155      78,340      75,540
                                       -------------------  ---------  -----------  ----------  ----------

Fixed charges:
 Interest on long-term debt                  146,104         133,796       78,350      69,329      65,572
 Other interest                               38,237          26,199       12,835      12,516      10,353
 Preferred stock dividend
  requirements of subsidiaries                19,650          17,871       10,178      10,326       9,942
                                       -------------------  ---------  -----------  ----------  ----------
Total fixed charges                          203,991         177,866      101,363      92,171      85,867
                                       -------------------  ---------  -----------  ----------  ----------

Nonutility capitalized interest               (2,924)         (1,444)        (208)       (311)       (304)
                                       -------------------  ---------  -----------  ----------  ----------

Earnings before income taxes
 and fixed charges                          $427,081        $435,440     $274,528    $277,451    $268,649
                                       ===================  =========  ===========  ==========  ==========


Total fixed charges shown above             $203,991        $177,866     $101,363    $ 92,171    $ 85,867
Increase preferred stock dividend
 requirements of subsidiaries to
 a pre-tax amount                              5,315           4,901        3,065       6,025       6,243
                                       -------------------  ---------  -----------  ----------  ----------
Fixed charges for ratio computation         $209,306        $182,767     $104,428    $ 98,196    $ 92,110
                                       ===================  =========  ===========  ==========  ==========

Ratio of earnings to fixed charges              2.04            2.38         2.63        2.83        2.92
                                       -------------------  ---------  -----------  ----------  ----------

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, preferred stock dividend requirements of subsidiaries, and interest on leases. Preferred dividend requirements for purposes of computing the ratio have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.